AEG CAPITAL, LLC

FINANCIAL STATEMENT AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 30, 2025

Filed as a public document pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

PUBLIC DOCUMENT

AEG CAPITAL, LLC

Letter of Oath or Affirmation

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
AEG Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AEG Capital, LLC (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AEG Capital, LLC as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as AEG Capital, LLC's auditor since 2025..

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
September 18, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

AEG CAPITAL, LLC
Statement of Financial Condition
June 30, 2025

Assets

Cash	$ 38,771
Other assets	2,415
Total assets	$ 41,186

Liabilities and Member's Equity

Liabilities	
Accrued liabilities	$ 1,285
Member's Equity	
Total member's equity	39,901
Total liabilities and member's equity	$ 41,186

The accompanying notes are an integral part of this statement

AEG CAPITAL, LLC
Notes to the Financial Statement

1. Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

AEG Capital, LLC (the "Company") is a wholly-owned subsidiary of AEG Partners LLC ("AEG Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in March 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective May 2, 2014. The Company conducts business primarily with institutional customers in the private placements of securities. The Company also provides mergers and acquisitions and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

A Summary of the Company's Significant Accounting Policies Follows:

Basis of Accounting

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flow.

Use of Estimates and Assumptions

The preparation of the financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of June 30, 2025, the Company had cash of $38,771 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 Federal Deposit Insurance Corporation coverage.

AEG CAPITAL, LLC
Notes to the Financial Statement

Accounts Receivable and Allowances for Credit Losses

Accounts receivable consist of unconditional amounts due for services rendered and are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. An allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other receivables utilizing the relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company considers factors such as historical experience, credit quality, age of balance and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other receivables is not significant until they are 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. As of June 30, 2025, no allowance for credit losses was needed as the receivables were considered to be fully collectible.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services in accordance with FASB ASC 606: Revenue from Contracts with Customers. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Significant Judgments: Revenue from contracts with customers includes success and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

Success Fees: Success fees, including introductory fees, are recognized at the close of a transaction. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

AEG CAPITAL, LLC
Notes to the Financial Statement

Advisory Fees: The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

Reimbursed Expense Revenue Recognition: From time to time, the Company incurs specific, identifiable expenses that are incurred in order to meet its obligations under the terms of an engagement. When those expenses are reimbursed by its client, the Company recognizes, as Reimbursed Expense Revenue, the reimbursement from the client in the same period as the reimbursed expense.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of sharing in securities-related commissions with another FINRA member-firm. The Company has identified its Managing Member as the chief operating decision maker ("CODM") who primarily uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See the Statement of Income for the Company's segment revenue and segment expenses.

Income Taxes

The Company is a single member limited liability company and therefore disregarded for tax purposes. The profits and losses of the Company are included in the tax return of AEG Partners. Accordingly, the Company's financial statement does not reflect a provision for income taxes.

2. Concentration of Revenue

Revenues for the year were earned from one customer.

3. Going Concern

The Company has relied on its Parent, AEG Partners, for financial support since its inception. Management anticipates that the Company will continue to rely on its parent for financial support, which will enable the Company to continue as a going concern. See Note 5: Related-Party Transactions.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding

15 to 1, both as defined. The net capital rules may restrict distributions. At June 30, 2025, the Company's adjusted net capital was $31,941, which exceeded the requirement by approximately $26,941.

5. Related-Party Transactions

The Company and AEG Partners entered into an expense sharing agreement on August 29, 2013, which was amended as of January 1, 2024. AEG Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statement allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statement. AEG Partners provides the Company with capital contributions to pay direct expenses and maintain required net capital. Other expenses that are not identified as direct expenses, such as rent, utilities, and administrative expenses, or which are not specifically attributable to the Company, are paid directly by AEG Partners and are recorded on the books and records of the Company as applicable. Under the original expense sharing agreement the Company settled the intercompany liability to AEG Partners through a non-cash capital contribution. Under the amended expense sharing agreement effective January 1, 2024, the Parent assumes the costs of the services listed in the Agreement.

6   Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote. There are no commitments, guarantees, contingencies, complaints or arbitration claims to report in the notes to the annual audit report.

7. Subsequent Events

There are no subsequent activities to report as of September 18, 2025.

The financial statement was approved by management and available for issuance on September 18, 2025. All known subsequent events have been evaluated through this date.